Pershing Gold Corporation
1658 Cole Boulevard
Building 6, Suite 210
Lakewood, CO 80401

February 11, 2013

VIA EDGAR

United States Securities
and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Loan Lauren P. Nguyen

Re:	Pershing Gold Corporation
Registration Statement on Form S-1
File No. 333-179073

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Pershing Gold Corporation (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 3 p.m., Washington D.C. time, on February 12, 2013, or as soon thereafter as possible.  The Company acknowledges that: 1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; 2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and 3) the Company may not assert  the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PERSHING GOLD CORPORATION

By:  /s/ Stephen Alfers
Name: Stephen Alfers
Title:  Chief Executive Officer